14455 N. Hayden Road Scottsdale, AZ 85260

August 27, 2019

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Eiko Yaoita Pyles, Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:	GoDaddy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 22, 2019
Form 10-Q for the Quarterly Period Ended June 30, 2019 Filed August 2, 2019
(File No. 001-36904)
Ladies and Gentlemen:
GoDaddy Inc. ("GoDaddy", the "Company", "we," "us" or "our") submits this letter in response to comments from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") received by letter dated August 13, 2019 (the "Comment Letter") relating to the Company's Form 10-K for the fiscal year ended December 31, 2018 filed on February 22, 2019 and the Company's Form 10-Q for the quarterly period ended June 30, 2019 filed on August 2, 2019 (the "Form 10-Q").
In this letter, we have recited the comment from the Staff in bold and italicized type and have followed it with the Company's response.
Form 10-Q for the Quarterly Period Ended June 30, 2019
Note 11. Commitments and Contingencies
Litigation, page 19

1.
We note your disclosures regarding the agreement in principle to settle the class action complaint. Please describe for us the terms, obligations and rights associated with the proposed settlement and describe your proposed accounting for each of the elements of the settlement. As part of your response, explain your basis for only accruing $18 million of the $35 million settlement. Also, explain why the amounts related to class members who elect to receive credits for future purchases will be classified as an offset to revenue and why these amounts will be recorded in the future as purchases are made. We refer you to ASC 450-20-25-2.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff's comment and respectfully advises the Staff that, in determining the appropriate accounting for the proposed settlement, we considered the guidance in Accounting Standards Codification (ASC) Topic 450-20, Loss Contingencies.
On June 20, 2016, Jason Bennett (the "Plaintiff"), individually and on behalf of all others similarly situated, filed a complaint against the Company in the United States District Court, S.D. Alabama, Southern Division, alleging violations of the Telephone Consumer Protection Act of 1991 (the "TCPA") stemming from telephone calls we made to certain customers beginning in November 2014. In June 2019, we entered mediation discussions and reached an agreement in principle to settle the complaint, subject to the execution of a written settlement agreement and Court approval.

14455 N. Hayden Road Scottsdale, AZ 85260

Under the terms of the proposed settlement, we would make available to all individuals who received certain communications from us between November 2014 and December 2016 a total of up to $35 million to primarily pay: (i) class members, at their election, either a one-time cash payment of $35 or a single-use voucher of $150 to be used for future purchases of products from us, (ii) notice and administration costs in connection with the settlement, and (iii) attorneys' fees and expenses to legal counsel representing the class. Vouchers issued in connection with the settlement will expire one year from issuance, except in the state of California. If submitted claims are higher than anticipated, class members will receive a pro rata distribution of available funds up to the maximum total liability of $35 million (inclusive of legal fees and administrative expenses). If approved by the Court, we would receive a full release from the settlement class (other than from those class members who timely elect to opt out of the settlement) concerning the claims asserted, or that could have been asserted, with respect to the claims released in the settlement agreement.
In determining our best estimate of the potential settlement loss in accordance with the provisions of ASC 450, we consulted with our legal counsel and analyzed a range of potential outcomes. Using input from similar class action settlements, we determined that the most likely outcome was that the significant majority of the estimated claimants would elect the cash payment. The estimated cash settlements, when combined with approximately $11.5 million of attorneys' fees and expenses to legal counsel representing the class and administrative expenses, make up the $18.1 million accrual we recorded during the second quarter of 2019 for this matter. We also calculated the estimated fair value of the total vouchers expected to be claimed and determined such value to be immaterial. Accordingly, we did not record an accrual related to the vouchers.
We respectfully advise the Staff that the disclosure in our Form 10-Q stating "settlement credits used for future purchases of products will result in reduced revenue in the periods in which they are utilized" was not intended to imply that the utilization of such vouchers would be recorded as an offset to revenue in future periods. Our disclosure was intended to signal that the bookings and revenue we will earn from certain future sales will be less than otherwise expected due to utilization of the vouchers.
Please direct any questions or comments regarding this letter to the undersigned at (480) 505-8800 or rwinborne@godaddy.com.
Sincerely,
/s/ Ray E. Winborne

Ray E. Winborne
Chief Financial Officer

cc:	Nima Kelly
GoDaddy Inc.

Allison B. Spinner
Wilson Sonsini Goodrich & Rosati, P.C.